UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.   8  )*
                                               -----

                         Franklin Electronic Publishers, Inc.
                       (formerly Franklin Computer Corporation)
           ----------------------------------------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
           ----------------------------------------------------------------
                            (Title of Class of Securities)

                                     353515-10-9
                               -----------------------
                                    (CUSIP Number)

                     Christopher M. Wells, Esq., Coudert Brothers
                1114 Avenue of the Americas, New York, New York 10036

                                    (212) 626-4925
                     ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  February 6, 1995
                     --------------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and  is filing this schedule because  of Rule 13d-1
          (b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

          Note:   Six  copies of  this statement,  including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 9 Pages


          --------------------

               * This 13D is restated for EDGAR purposes. It was filed in hard copy on February 17, 1995 as Amendment No. 8 for James H. Simons and Amendment No. 5 for Bermuda Trust Company Limited and The Bank of Bermuda Limited.

                                     SCHEDULE 13D

          CUSIP No. 353515-10-9                           Page 2 of 9 Pages


          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    BERMUDA TRUST COMPANY LIMITED, As Trustee

          2    Check the Appropriate Box If a Member of a Group*
                                        a.   [ ]
                                        b.   [ ]

          3    SEC Use Only

          4    Source of Funds*

                    N/A

          5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

          6    Citizenship or Place of Organization

                    Bermuda

                         7    Sole Voting Power
            Number of
             Shares           1,400,000

          Beneficially   8    Shared Voting Power
            Owned By
              Each            0

            Reporting    9    Sole Dispositive Power
             Person
              With            1,400,000

                         10   Shared Dispositive Power

                              0

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

               1,400,000

          12   Check  Box If  the  Aggregate Amount  in  Row (11)  Excludes
               Certain Shares*                                [ ]

          13   Percent of Class Represented By Amount in Row (11)

               18.5%

          14   Type of Reporting Person*

               CO

                                     SCHEDULE 13D

          CUSIP No. 353515-10-9                           Page 3 of 9 Pages


          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    THE BANK OF BERMUDA LIMITED

          2    Check the Appropriate Box If a Member of a Group*
                                        a.   [ ]
                                        b.   [ ]

          3    SEC Use Only

          4    Source of Funds*

                    N/A

          5    Check Box  If Disclosure  of Legal  Proceedings Is  Required
               Pursuant to Items 2(d) or 2(e)   [ ]

          6    Citizenship or Place of Organization

                    Bermuda

                         7    Sole Voting Power
            Number of
             Shares           1,400,000

          Beneficially   8    Shared Voting Power
            Owned By
              Each            0

            Reporting    9    Sole Dispositive Power
             Person
              With            1,400,000

                         10   Shared Dispositive Power

                              0

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

               1,400,000

          12   Check  Box If  the  Aggregate Amount  in  Row (11)  Excludes
               Certain Shares*                               [ ]

          13   Percent of Class Represented By Amount in Row (11)

               18.5%

          14   Type of Reporting Person*

               BK, CO

                                     SCHEDULE 13D

          CUSIP No. 353515-10-9                           Page 4 of 9 Pages


          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    JAMES H. SIMONS

          2    Check the Appropriate Box If a Member of a Group*
                                        a.   [ ]
                                        b.   [ ]

          3    SEC Use Only

          4    Source of Funds*

                    N/A

          5    Check Box  If Disclosure  of Legal  Proceedings Is  Required
               Pursuant to Items 2(d) or 2(e)   [ ]

          6    Citizenship or Place of Organization

               USA
                         7    Sole Voting Power
            Number of
             Shares           31,704

          Beneficially   8    Shared Voting Power
            Owned By
              Each            0

            Reporting    9    Sole Dispositive Power
             Person
              With            31,704

                         10   Shared Dispositive Power

                              0

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

               31,704

          12   Check  Box  If the  Aggregate  Amount in  Row  (11) Excludes
               Certain Shares*                                [ ]

          13   Percent of Class Represented By Amount in Row (11)

               .4%

          14   Type of Reporting Person*

               IN

               This  Schedule  13D  relating  to  shares  of  Common  Stock
          ("Franklin Shares") of Franklin Electronic Publishers, Inc. (formerly Franklin Computer Corporation) (the "Issuer" or "Franklin") is being filed by Dr. James H. Simons and by Bermuda Trust Company Limited (the "Trustee"), in its capacity as trustee of the Lord Jim Trust, a trust created under the laws of the Islands of Bermuda (the "Trust") and The Bank of Bermuda Limited (the "Bank"; referred to herein collectively with Dr. Simons and the Trust as the "Reporting Persons") in order to report certain recent changes in their beneficial ownership of Franklin Shares.

          Item 1.  Security and Issuer.

               The title of the class of equity securities to which this statement relates is:

                    Franklin Electronic Publishers, Inc. Common Stock
                    No par value.
                    The name and address of the principal executive office of the issuer of such securities are:

                         Franklin Electronic Publishers, Inc.
                         122 Burrs Road
                         Mt. Holly, New Jersey 08060

               Franklin is a corporation incorporated under the laws of the State of Pennsylvania and the common stock, no par value, of the Issuer is hereinafter referred to as the "Franklin common stock."

          Item 2.  Identity and Background.

               Dr. James  H. Simons  is an individual  who resides  at 1060
          Fifth Avenue, New York, New York 10028. He is Chairman of Renaissance Technologies Corp., a Delaware corporation which maintains its business address at 800 Third Avenue, New York, New York and is engaged primarily in the business of rendering investment advice. Dr. Simoons is a citizen of the United States. Bermuda Trust Company Limited (the "Trustee") is a Bermuda corporation which is principally engaged in the business of providing trustee and trust administration services within Bermuda. It is a direct, wholly-owned subsidiary of The Bank of Bermuda Limited (the "Bank"), a Bermuda corporation which is engaged directly and through its subsidiaries in a full range of international commercial banking, finance and trust operations and ancillary businesses. The address of the principal executive offices of the Trustee and the Bank is Bank of Bermuda Building, Front Street, Hamilton, Bermuda HM11. During the past five years, neither Dr. Simons, the Trustee nor the Bank has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Information concerning the executive officers and directors of the Trustee and the Bank is set forth in Annex I hereto, which is incorporated by reference in response to this Item 2.

          Item 3.  Source and Amount of Funds or Other Consideration.

               Members of the Simons family acquired their shares of Franklin common stock from available cash balances.

               The Simons Trust expended $284,228 to purchase 20,302 Franklin Shares on December 21, 1988, all of which was provided out of the trust's general investment funds. The Simons Trust received 5,571 of the Franklin Shares and 1,826 of the options to acquire Franklin Shares acquired on December 21, 1988 from Dr. Simons as a partial payment on a loan then due to the Simons Trust from Dr. Simons.

               On July 22, 1989 the Simons Trust exercised options to acquire 162,488 Franklin Shares and warrants to acquire 80,000 Franklin Shares at an exercise price of $3.60 per share. The Simons Trust expended $472,956.80 of its own general investment funds and paid $400,000 with a note of the Issuer. The acquisition on June 22, 1989 of 80,414 Franklin Shares by Dr. Simons involved a partnership distribution without the payment of any consideration.

               In consideration of the transfer by Dr. Simons to the Trust on December 28, 1989 of 100,000 Franklin Shares, the Trust reduced by $600,000 the amount owed by Dr. Simons to the Trust in connection with a loan previously made to Dr. Simons by the Trust.

               In order to purchase Warrants to acquire 92,305 Franklin Shares on August 20, 1991, the Trust expended $60,000 of its working capital. In order to purchase the Warrants reported herein as having been purchased for their accounts, two of Dr. Simons' minor children, Audrey Simons and Nicholas Simons, each expended $2,500 of their respective personal funds. No amounts were borrowed for this purpose by the Trust, Audrey Simons or Nicholas Simons.

          Item 4.  Purpose of Transaction.

               The Franklin Shares beneficially owned by Dr. Simons and the Franklin Shares owned by the Trust are held for investment purposes. Neither Dr. Simons, the Trustee nor the Bank has any present plans or proposals which relate to or would result in any change in the business, assets, management policies, structure or capitalization of Franklin. Dr. Simons and the Trustee reserve the right to acquire additional securities of Franklin, to dispose of any Franklin securities which they own, or to formulate other purposes, plans or proposals relating to Franklin or its securities to the extent deemed advisable by Dr. Simons or by the Trustee in the course of discharging its responsibilities as trustee of the Trust.

          Item 5.  Interest in Securities of the Issuer.

               (a)/(b)     The  interests  of   the  Reporting  Persons  in
          Franklin Shares are as follows:

          James H. Simons
          ---------------

               Dr. Simons does not directly own any Franklin Shares. The total number of shares of which Dr. Simons may be considered the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, is 31,704 (approximately .4 percent of the total amount which would be outstanding if all of the Warrants beneficially owned by Dr. Simons were exercised).

               Renaissance Ventures Corp. is the direct owner of 53 Franklin Shares, of which Dr. Simons is considered a beneficial owner. Dr. Simons exercises sole voting and dispositive powers over such Franklin Shares in his capacity as Chairman of the Board of Directors of Renaissance Ventures Corp.

               Dr. Simons is considered a beneficial owner of an aggregate of 11,692 Franklin Shares, consisting of (i) 4,000 Franklin Shares, and (ii) 7,692 Franklin Shares issuable upon exercise of

          7,692 Warrants, which Franklin shares and warrants Dr. Simons holds as custodian under the Uniform Gifts to Minors Act in two separate accounts of 2,000 Franklin Shares and 3,846 Warrants each for the benefit of two of his minor children, Audrey Simons and Nicholas Simons. Dr. Simons holds sole voting and dispositive powers with respect to such Franklin Shares.

               In addition, Dr. Simons is considered a beneficial owner of 19,959 Franklin Shares issuable upon exercise of options to purchase 19,959 Franklin Shares held directly by Dr. Simons. An option to purchase 10,000 Franklin Shares, granted on February 1, 1991 under the Issuer's Stock Option Plan, became exercisable on February 1, 1992 and expires on July 30, 2001. A second option to purchase 5,259 Franklin Shares, granted on January 2, 1992 under the Issuer's Stock Option Plan, became exercisable on July 3, 1992 and expires on January 2, 2002. A third option to purchase 2,100 Franklin Shares, granted on January 4, 1993 under the Issuer's Stock Option Plan, became exercisable on July 5, 1993 and expires on January 4, 2003. A fourth option to purchase 2,600 Franklin Shares was granted in January 1994, became exercisable in 1994 and expires in 2004.

               See paragraph (d) of this Item 5 for information concerning the beneficial interest of Dr. Simons in the Trust.

               Dr. Simon's wife is the direct owner of 850 Franklin Shares, holding sole voting and dispositive powers with respect thereto. Three adult children of Dr. Simons are the direct owners, respectively, of 3,000; 2,001; and 2,000 Franklin Shares, with each such child holding sole voting and dispositive powers with respect thereto. Two of such adult children also own directly 3,846 Warrants each, and each such child holds the sole dispositive power with respect to the Warrants owned by such child. The inclusion in this statement of the foregoing information regarding Franklin Shares and Warrants owned by Dr. Simons' wife and adult children shall not be construed as an admission that Dr. Simons is a beneficial owner of any such Franklin Shares or Warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934.

               The inclusion of information elsewhere in this joint statement regarding Franklin Shares and Warrants other than those expressly acknowledged under this caption to be beneficially owned by Dr. Simons shall not be construed as an admission that Dr. Simons is a member of any group which includes any of the other Reporting Persons identified herein or that Dr. Simons is otherwise a beneficial owner of any Franklin Shares or Warrants except as expressly acknowledged under this caption.

          Trustee and Bank
          ----------------

               The Trust is considered the beneficial owner of an aggregate of 1,400,000 Franklin Shares held for the Trust (approximately
          18.5 percent of the total amount which would be outstanding if all of the Warrants beneficially owned by the Trust were exercised). This number consists of (i) 1,307,695 Franklin Shares, and (ii) 92,305 Franklin Shares issuable upon exercise of 92,305 Warrants held for the Trust. The Trustee, in its fiduciary capacity as trustee of the Trust, holds the power to vote and dispose of the Franklin Shares held for the Trust, and to dispose of the Warrants held for the Trust. The Bank has the power to direct the voting and disposition of such Franklin Shares, by reason of its control over the Trustee through its direct ownership of all of the Trustee's voting securities. See
          Item 6.

               The inclusion of information elsewhere in this joint statement regarding Franklin Shares and Warrants other than those expressly acknowledged under this caption to be beneficially owned by the Trustee and the Bank shall not be construed as an admission that the Trustee and the Bank are members of any group which includes any of the other Reporting Persons identified herein or that the Trustee and the Bank are otherwise beneficial owners of any Franklin Shares or Warrants except as expressly acknowledged under this caption.

               (c) A Schedule identifying all transactions involving Franklin Shares and Warrants effected by the Reporting Persons since December 11, 1994 (sixty days before the date hereof) is included as Annex II hereto, which is incorporated by reference in response to this item 5(c). All of such transactions were sales effected by the Trustee for the account of the Trust, which were executed in routine brokerage transactions in the over-the-counter market.

          Item 6. Contracts, Arrangements, Understandings and Relationships with respect to Securities of the Issuer.

               The Trustee intends to consult with Dr. Simons regarding the acquisition, disposition and voting of any securities of Franklin for the account of the Trust.

               In addition to the options held by Dr. Simons referred to in
          Item 5 above, Dr. Simons is the holder of options to purchase 1,600 Franklin Shares. These options may be exercised beginning July 4, 1995 through January 3, 2005 at an exercise price of $20.75 per Franklin Share. These options were granted as of January 3, 1995 under the Issuer's Stock Option Plan.

                                      SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement, insofar as it relates to or was provided by the undersigned, is true, complete and correct.

          Date:  February 16, 1995

                                             BERMUDA TRUST COMPANY LIMITED



                                             By:  /s/ E. Neil Halliday
                                                  -------------------------

                                                  E. Neil Halliday
                                                  Trust Officer

                                             THE BANK OF BERMUDA LIMITED



                                             By:  /s/ Suzanne J. Dionne
                                                  -------------------------

                                                  Suzanne J. Dionne
                                                  Deputy Manager


                                             /s/ James H. Simons
                                             ------------------------------
                                                  JAMES H. SIMONS

                                                                                                                        ANNEX I
                                                                                                                        -------
                                                     BERMUDA TRUST COMPANY LIMITED
                                                     -----------------------------


                   NAME & TITLE                    ADDRESS                  CITIZENSHIP                   OCCUPATION
                   ------------                    -------                  -----------                   ----------
          Eldon H. Trimingham             "Fish Pond Cottage"                Bermudian          President & Chief Executive
          Director & Chairman             St. George's Parish                                   Officer, Trimingham Brothers
                                          Bermuda                                               Ltd., Font Street, Hamilton
                                                                                                Bermuda

          The Hon. David E. Wilkinson     "Tankfield" Paget Parish           Bermudian          President, Sofia Ltd.,
          Director & Deputy Chairman      Bermuda                                               Hamilton, Bermuda

          Cummings V. Zuill               "The Cocoon"                       Bermudian          President, Bermuda Trust
          Director & President            Warwick,                                              Company Limited
                                          Bermuda
          John H. Matthews                "La Lucha", 16 Camden              Canadian           Vice President & General
          Director & Vice President &     North Road, Paget,                                    Manager,
          General Manager                 Bermuda                                               Bermuda Trust Company Limited

          Charles P.T. Vaughan-Johnson    Cloverdale Apts.                    British           President & Chief Executive
          Director                        South Shore Road                                      The Bank of Bermuda Limited
                                          Devonshire,
                                          Bermuda
          William F. Maycock              "Old Chimneys"                     Bermudian          Manager, Bermuda Trust Company
          Director & Manager              Rocky Bay Lane                                        Limited
                                          South Shore Road
                                          Devonshire, Bermuda

          J. Frank Peniston               9 Between the Walls                Bermudian          Manager,
          Manager                         Pitt's Bay Road                                       Bermuda Trust Company Limited
                                          Pembroke, Bermuda
          Judith P. Doidge                "Glenmore"                         Bermudian          Corporate Secretary,
          Secretary                       18 Tatems Hill,                                       The Bank of Bermuda Limited
                                          Pembroke,
                                          Bermuda

          David A. Sussman                45 Manor House                     Canadian           Corporate Legal Counsel,
          Assistant Secretary             Manor House Drive,                                    The Bank of Bermuda Limited
                                          Smiths,
                                          Bermuda

          Michele W.Y. Ho                 38, Olivebank                      Malaysian          Assistant Corporate Legal
          Assistant Secretary             Warwick,                                              Counsel,
                                          Bermuda                                               The Bank of Bermuda Limited

          Alastair Macdonald              "Wyndcliff"                        Bermudian          Manager,
          Manager                         8 Overock Hill                                        Bermuda Trust Company
                                          Pembroke, HM 05                                       Limited
                                          Bermuda
          Karen Malcolm                   6 Inwood Mews                      Scottish           Corporate Trust Legal Counsel,
          Manager                         Lovers Lane                                           The Bank of Bermuda Limited
                                          Paget, Bermuda

        The  address of the Bank  of Bermuda  Limited and Bermuda Trust  Company Limited is:   6 Front Street,  Hamilton HM 11,
        Bermuda



                                                      THE BANK OF BERMUDA LIMITED
                                                      ---------------------------

                                                          BOARD OF DIRECTORS
                                                          ------------------


                   NAME & TITLE                    ADDRESS                  CITIZENSHIP                   OCCUPATION
                   ------------                    -------                  -----------                   ----------
          Eldon H. Trimingham             "Fish Pond Cottage"                Bermudian          President & Chief Executive
          Chairman & Director             St. George's Parish                                   Officer,
                                          Bermuda                                               Trimingham Brothers Ltd.
                                                                                                Front Street, Hamilton,
                                                                                                Bermuda

          The Hon.                        "Green Hill"                       Bermudian          Senior Partner,
          Charles T.M. Collis, OBE        Devonshire Parish                                     Conyers, Dill & Pearman
          QC JP                           Bermuda                                               Church Street, Clarendon
          Deputy Chairman & Director                                                            House, Hamilton,
                                                                                                Bermuda

          Joseph C. H. Johnson, JP        "Kirriemuir"                       Bermudian          President & Chief
          Second Deputy Chairman &        Pembroke Parish Bermuda                               Executive Officer,
          Director                                                                              American International Company
                                                                                                Limited
                                                                                                29 Richmond Road,
                                                                                                Hamilton, Bermuda
          Warren A. Brown                 "Knapton House"                    Bermudian          Chairman,
          Director                        Smiths Parish                                         Archie Brown & Son Ltd.
                                          Bermuda                                               Front Street, Hamilton,
                                                                                                Bermuda

          John D. Campbell, QC            "Greenbower"                       Bermudian          Senior Partner, Appleby
          Director                        Paget Parish                                          Spurling & Kempe
                                          Bermuda                                               Cedar House, 41 Cedar
                                                                                                Avenue, Hamilton,
                                                                                                Bermuda

          Peter N. Cooper                 "Houston"                          Bermudian          Managing Director,
          Director                        Warwick Parish                                        A.S. Cooper & Sons Ltd.
                                          Bermuda                                               Front Street, Hamilton
                                                                                                Bermuda

          Henry C.D. Cox                  "Sunnylands"                       Bermudian          President,
          Director                        Devonshire Parish                                     Pearman Watlington & Co. Ltd.
                                          Bermuda                                               Pitts Bay Road, Pembroke,
                                                                                                Bermuda

          The Hon.                        "Grape Dunes"                      Bermudian          Ann Frith Cartwright -
          Ann F. Cartwright DeCouto, JP   Paget Parish                                          Barristers & Attorneys
          MP                              Bermuda                                               Front Street, Hamilton,
          Director                                                                              Bermuda

                                                                   -2-




                   NAME & TITLE                    ADDRESS                  CITIZENSHIP                   OCCUPATION
                   ------------                    -------                  -----------                   ----------
          The Hon.                        "Southern Slope"                   Bermudian          Minister of Health, Social
          Quinton L. Edness, CBE JP MP    Warwick Parish                                        Services & Housing
          Director                        Bermuda                                               P.O. Box HM 380,
                                                                                                Hamilton HM BX,
                                                                                                Bermuda
          William De V. Frith, JP         "Lizard's Leap"                    Bermudian          President Frith Liquors Ltd.,
          Director                        Warwick Parish                                        Front Street, Hamilton,
                                          Bermuda                                               Bermuda

          Eloise L. Furbert, JP           "Ocean View"                       Bermudian          Director, Adult Education
          Director                        Hamilton Parish                                       Centre,
                                          Bermuda                                               Hamilton, Bermuda
          Dr. The Hon. E. Grant           "Beach Cove"                       Bermudian          Managing Director,
          Gibbons, JP MP                  Hamilton Parish                                       Gibbons Company Ltd.,
          Director                        Bermuda                                               21 Reid Street, Hamilton,
                                                                                                Bermuda

          David P. Gutteridge             "Bluenose"                         Bermudian          Executive Vice President,
          Director                        Devonshire Parish                                     Bermuda Home Ltd.
                                          Bermuda                                               34 Bermudiana Road,
                                                                                                Hamilton, Bermuda
          Brian R. Hall                   "Top Hill"                         Bermudian          Chairman, Johnson & Higgins
          Director                        Smith's Parish                                        (Bermuda) Ltd.
                                          Bermuda                                               Victoria Hall, One Victoria
                                                                                                Street, Hamilton
                                                                                                Bermuda

          David W. Hamshere, JP           "Roxby"                            Bermudian          President, TESS LTD.
          Director                        Pembroke Parish                                       Hamilton, Bermuda
                                          Bermuda

          C.H. Ford Hutchings             "Roughill"                         Bermudian          Retired
          Director                        Hamilton Parish
                                          Bermuda

          Dr. The Hon. Clarence E.        "Three Fountains"                  Bermudian          Consultant Surgeon,
          James, CBE JP                   Smith's Parish                                        James Building, Court Street,
          Director                        Bermuda                                               Hamilton, Bermuda
          Paul A. Leseur, MBE             "Peppers"                          Bermudian          Vice President & Managing
          Director                        Somerset Parish                                       Director,
                                          Bermuda                                               Lantana Colony Club Ltd.
                                                                                                P.O. Box SB90, Somerset
                                                                                                Bridge SB BC, Bermuda

          Donald P. Lines, OBE FCA JP     "Mill Point"                       Bermudian          President,
          Director                        Pembroke Parish                                       Millpoint Limited
                                          Bermuda                                               Front Street, Hamilton,
                                                                                                Bermuda

                                                                   -3-


                   NAME & TITLE                    ADDRESS                  CITIZENSHIP                   OCCUPATION
                   ------------                    -------                  -----------                   ----------
          Richard S.L. Pearman            "Callithea"                        Bermudian          Partner, Conyers, Dill &
          Director                        Paget Parish                                          Pearman
                                          Bermuda                                               Chuch Street, Clarendon House,
                                                                                                Bermuda
          E. Llewellyn Petty              "Kestim House"                     Bermudian          Chairman & Chief Executive
          Director                        Smith's Parish                                        Officer,
                                          Bermuda                                               Winter-Cookson, Petty, Ltd.,
                                                                                                25 Serpentine Road,
                                                                                                Pembroke, Bermuda

          The Hon. David E. Wilkinson     "Tankfield"                        Bermudian          President,
          Director                        Paget Parish                                          Sofia Ltd.
                                          Bermuda                                               Hamilton, Bermuda
          G. Ward Young, MBE              "Ground Swell"                     Bermudian          President & Chief Executive
          Director                        Paget Parish                                          Officer, BDC Ltd.,
                                          Bermuda                                               1 Mill Creek Road
                                                                                                Hamilton, Bermuda



                                                                   -4-



                                           EXECUTIVE OFFICERS OF THE BANK OF BERMUDA LIMITED
                                           -------------------------------------------------


                EXECUTIVE OFFICER             PRINCIPAL RESIDENCE            CITIZENSHIP                     TITLE
                -----------------             -------------------            -----------                     -----
          Charles P.T. Vaughan-Johnson,   30 Cloverdale Apts.                  British          President & Chief Executive
          F.C.I.B. (Philip Talbot)        South Shore Road                                      Officer
                                          Devonshire FL05
                                          Bermuda

          Louis K. Mowbray (Kempe)        "Timberly"                           Bermuda          Executive Vice President,
                                          44 North Shore Road             (British Subject)     Administration
                                          Smith's Parish FL03
                                          Bermuda

          Luis A. Douglas                 "Las Palmas"                        Bermudian         Executive Vice President,
          (Andrew)                        4 The Lane Paget PG05,          (British Subject)     Corporate Trust, Systems and
                                          Bermuda                                               Operations

          John A. Hawkins, F.C.A.         House No. 6                          British          Executive Vice President,
          (Anthony)                       La Hacienda                                           Asia Pacific
                                          29 Mt. Kellett Road
                                          Hong Kong

          James H.P. Masters, J.P.        "The Pepper Mill"                   Bermudian         Executive Vice President,
          (Henry Peniston)                Smiths Parish, FL08,            (British Subject)     Bank Asset Management
                                          Bermuda

          Barry L. Shailer (Lawrence)     "Moongate"                          Bermudian         Executive Vice President,
                                          14 Garthowen Road               (British Subject)     Banking
                                          Devonshire Parish
                                          Bermuda

          Peter W. Le Noury               "Waterwitch"                         British          Senior Vice President,
          (Walter)                        14 St. Annes Road,                                    Information Systems &
                                          Southampton SN01                                      Operations
                                          Bermuda

          Peter Mellor                    "Lolly's Well"                       British          Senior Vice President
                                          3 Lolly's Well Road                                   Investments
                                          Smith's Parish, FL 07
                                          Bermuda
          Alan F. Richardson, C.A. J.P.   43 St. Mary's Road                  Bermudian         Senior Vice President, Retail
          (Frederick)                     Warwick WK 06                   (British Subject)     Banking
                                          Bermuda

          Henry B. Smith                  24 Napier Avenue                    Bermudian         Senior Vice President, Europe
          (Blackburn)                     London SW6 3PT                  (British Subject)
                                          England



                                                                   -5-



                EXECUTIVE OFFICER             PRINCIPAL RESIDENCE            CITIZENSHIP                     TITLE
                -----------------             -------------------            -----------                     -----
                                          and
                                          "Ardsheal Cottage"
                                          15 Adrsheal Drive
                                          Paget PG06
                                          Bermuda

          Cummings V. Zuill (Vail)        "The Cocoon"                        Bermudian         President - Bermuda Trust Co.
                                          9 Kirkdale Drive                (British Subject)     Ltd. and Head of Bermda Trust
                                          Warwick WK06                                          International
                                          Bermuda

                                                                   -6-

                                       ANNEX II

                       RECENT DISPOSITIONS OF COMMON STOCK OF
              FRANKLIN ELECTRONIC PUBLISHERS, INC. BY THE LORD JIM TRUST


                                      Number of             Price Per
            Date                        Shares                Share
          --------                    --------------        --------------

          02/01/95                    58,579                $27.00

          02/06/95                    20,000                $27.00